



Stanley
FURNITURE





Annual Report 2008

Stanley
FURNITURE

MISSION:

Profitably offer the best product in our target segment and support it with excellent quality and service.

STRATEGY:

Position our company as a wood resource in the upper-medium residential market segment offering a diversified product line distributed through multiple channels.

CORE BELIEFS:

Style leadership with a value orientation supported by excellent quality and service is the foundation for success.

Uncompromising integrity in all our dealings will ensure that associates, customers and suppliers are always treated with respect and fairness.

Superior profitability will assure perpetuation of the Company and the well-being of our stockholders, associates, customers and community neighbors.

The Color Is Up to You

Coastal Living by Stanley Furniture is one example of what differentiates us from the competition. Each piece of the collection is available in 14 different color and finish options in an unprecedented choice of style, color and customization. Almost two-thirds of our revenues are from furniture made in our factories by our own craftsmen in Virginia and North Carolina.

For more information visit **www.stanleycoastalliving.com**



Coastal Living Collection

TO OUR OWNERS:

This past year represents the third year of decline in our industry and Stanley Furniture is no exception.

Driven by the dramatic freefall in housing activity and consumer confidence, demand for residential furniture and many related discretionary products is down significantly since the peak year of 2005. The downturn accelerated in the second half of 2008 as the financial crisis hit the world markets.

In response to this business cycle, we have significantly reduced our cost structure. Consequently, we believe annual net sales of about $200 million now represents our break-even point for operating income. Considering we recorded net sales of $334 million in 2005, this is quite an accomplishment. To do this, we have significantly reduced our staffing levels throughout the business by more than 40% since 2005, consolidated our manufacturing footprint from four to two factories and initiated various other cost saving measures. All things considered, we were pleased to generate net earnings of $3.7 million and cash from operating activities of $18.3 million in 2008. Complete details of our financial results are included in this report.

Traditionally, the furniture business is dependent upon housing activity, consumer confidence, and disposable income. These indicators currently sit at historically low levels and do not appear poised for near-term improvement.

No one can say for certain how much deeper the recession will go or how long it will last. We are in a cyclical business that must be properly managed through the downturn while preparing for the eventual upturn. The remainder of this letter outlines our thoughts on the business and how we plan to operate in this climate.

On the inside cover page, we state our Mission, Strategy and Core Values. Developed soon after we went public in 1993, they continue to represent the guiding principles of how we create shareholder value. Stanley Furniture remains a market segment player in a fragmented industry. Properly executed, our strategy creates a competitive differentiation that appeals to our customer base and allows us to outperform the competition.

Sales growth will be difficult until housing and consumer confidence recover. In the meantime, we are working diligently to:

- Improve our product line... "best product" still trumps everything else.
- Develop new distribution channels, as the consumer pursues more convenient and economical ways to shop.
- Interact more with the consumer to understand her needs and make her aware of Stanley Furniture and YoungAmerica.
- Continue to implement new and improved practices designed to address environmental sustainability in our manufacturing operations and throughout our company, as presented in our new website, www.ourworldmadebetter.com.

Fundamentally, we are a U.S.-based manufacturer. Proper execution of the manufacturing process, supplemented with a blending of outsourced products provides a true differentiation for Stanley Furniture. Our focus in operations is to:

- Improve our quality. We clearly want to deliver the best quality in our segment by any measure.
- Improve our efficiency. By applying progressive manufacturing techniques, we are striving to improve our competitive position.
- Deliver our product on a timely basis as promised. As basic as it sounds, this is the Achilles Heel of our import oriented competitors.
- In addition to managing our cost structure, we pride ourselves in being good stewards of capital and in consistently displaying good cash management. This has resulted in a strong balance sheet and an improved financial position despite lower sales and earnings.

We find ourselves in an unprecedented business environment. Our near-term efforts are directed towards preserving the business with effective expense controls and balance sheet management. But, that has to be balanced with preparing for the future by investing in our people, in our processes, and in developing and marketing great products. During the coming year we will continue to focus on strengthening our management in operations, product development, and sales.

We think like owners and are determined to create shareholder value as we work through this economic morass. I would like to thank my fellow directors and shareholders for your support and counsel during these challenging times.

Albert L. Prillaman
Chairman and Chief Executive Officer

TABLE OF CONTENTS

PART I

Item 1. Business

General

We are a leading designer and manufacturer of residential wood furniture exclusively targeted at the upper-medium price range. We offer diversified product lines across all major style and product categories within this price range. This product depth and extensive style selection makes us a complete wood furniture resource for retailers in our price range and allows us to respond more quickly to shifting consumer preferences. We have established a broad distribution network that includes independent furniture stores, department stores, regional furniture chains, e-tailers and designers. To provide our products and support this broad distribution network, we have implemented a blended operating strategy combining efficient and flexible manufacturing processes with offshore sourcing of selected items. We incorporate selected imported finished items in our product line to lower costs, provide design flexibility and offer a better value to our customers. We emphasize continuous improvement utilizing lean business principles on an enterprise wide basis to enable us to continue providing competitive advantages to our customers, such as breadth of selection, quick delivery, reduced inventory investment, high quality and value.

Products and Styles

Our product offerings cover all major design categories and are marketed as adult furniture selections to include dining room, bedroom, home office, home entertainment, accent tables and Young America®, our infant-to-teen furniture. We believe that the diversity of our product lines enables us to anticipate and respond quickly to changing consumer preferences and provides retailers a complete wood furniture resource in the upper-medium price range. We believe that our products represent good value and that the quality and style of our furniture combined with our broad selection and quick delivery differentiates our products in the marketplace.

We provide products in a variety of woods and finishes. Our products are designed to appeal to a broad range of consumers and cover all major style categories including traditional, contemporary, transitional and cottage designs.

We design and develop new product styles each year to replace discontinued items or styles and, if desired, to expand product lines. Our product design process begins with marketing personnel identifying customer preferences and conceptualizing product ideas, which generally consist of a group of related furniture pieces. A variety of sketches are produced, usually by Company designers, from which prototype furniture pieces are built prior to full-scale production. We consult with our marketing personnel, sales representatives and selected customers throughout this process and introduce our new product styles primarily at the fall and spring international furniture markets.

Distribution

We have developed a broad domestic and international customer base and sell our furniture through independent sales representatives to independent furniture retailers, department stores and regional furniture chains, e-tailers and designers. We believe this broad network reduces exposure to regional recessions, and allows us to capitalize on emerging channels of distribution. We offer tailored marketing programs to address each channel of distribution.

The general marketing practice followed in the furniture industry is to exhibit products at international and regional furniture markets. In the spring and fall of each year, a seven-day furniture market is held in High Point, North Carolina, which is attended by most buyers and is regarded by the industry as the international market. We utilize showroom space at the High Point market to introduce new products, increase sales of our existing products and test ideas for future products.

We sold to more than 3,000 customers during 2008 and approximately 9% of our sales in 2008 were to international customers compared to 6% in 2007. No single customer accounted for more than 10% of our sales in 2008. No material part of the business is dependent upon a single customer, the loss of which would have a material effect on our business. The loss of several major customers could have a material impact on our business.

Manufacturing and Offshore Sourcing

Our manufacturing strategy combines domestic manufacturing with global sourcing. Domestic manufacturing operations complement our product and distribution strategy allowing us to drive continuous improvement in quality and customer service, while reducing inventory costs. Our domestic manufacturing strategy includes:

- Smaller, more frequent and cost-effective production runs,
- Identification and elimination of manufacturing bottlenecks and waste,
- Use of cellular manufacturing in the production of components and
- Improvement of our relationships with suppliers by establishing primary suppliers.

In addition, a key element of our manufacturing practices is to involve all personnel, from hourly associates to management, in the improvement of the manufacturing processes by encouraging and responding to ideas to improve quality and to reduce manufacturing lead times. Each of our manufacturing facilities is focused on compatible products to improve quality and lower production costs.

We also integrate the sourcing of selected finished items with our domestic manufacturing operations to further enhance our product and distribution strategy. We acquire selected finished items and component parts from a limited number of offshore suppliers who can meet our quality specifications, production efficiency and scheduling requirements. Approximately 36% of our sales volume in 2008 came from products sourced offshore with The Peoples Republic of China ("China"), representing the largest volume.

We operate one manufacturing facility in North Carolina and one in Virginia consisting of an aggregate of approximately two million square feet. We consider our facilities to be generally modern, well-equipped and well-maintained.

We shipped customer orders within 14 days from the receipt of order on average during 2008. We schedule production of our various styles based upon actual and anticipated orders. To support our delivery performance, we maintain a higher inventory level of sourced products compared to those we manufacture. Since we ship customer orders on average in 14 days, the size of our backlog is not necessarily indicative of our long-term operations. Our backlog of unshipped orders was $10.9 million at December 31, 2008 and $17.5 million at December 31, 2007.

Raw Materials

The principal materials used in manufacturing our products include lumber, veneers, plywood, particle board, hardware, glue, finishing materials, glass products, laminates, fabrics and metals. We use a variety of species of lumber, including cherry, oak, ash, poplar, pine and maple. Our five largest raw material suppliers accounted for approximately 31% of our purchases in 2008. We believe that our sources of supply for these materials are adequate and that we are not dependent on any one supplier.

Competition

We ranked 15th among the largest furniture manufacturers based on 2007 sales, according to *Furniture/Today*, a trade publication. The furniture industry is highly competitive and includes a large number of foreign and domestic manufacturers, none of which dominates the market. In addition, competition has significantly increased from foreign manufacturers in countries such as China and Vietnam which have lower production costs. The markets in which we compete include a large number of relatively small manufacturers; however, certain competitors have substantially greater sales volumes and financial resources compared to us. Competitive factors in the upper-medium price range include style, price, quality, delivery, design, service, selection and durability. We believe that our manufacturing processes, our sourcing strategy, long-standing customer relationships and customer responsiveness, consistent support of existing diverse product lines that are high quality and good value, and our experienced management are competitive advantages.

Associates

At December 31, 2008, we employed approximately 1,500 associates. None of our associates are represented by a labor union. We consider our relationship with our associates to be good.

Trademarks

Our trade names represent many years of continued business, and we believe these names are well recognized and associated with excellent quality and styling in the furniture industry. We own a number of trademarks and design patents, none of which are considered to be material.

Governmental Regulations

We are subject to federal, state and local laws and regulations in the areas of safety, health and environmental protection. Compliance with these laws and regulations has not in the past had any material effect on our earnings, capital expenditures or competitive position. However, the effect of such compliance in the future cannot be predicted. We believe that we are in material compliance with applicable federal, state and local safety, health and environmental regulations.

Forward-Looking Statements

Certain statements made in this report are not based on historical facts, but are forward-looking statements. These statements can be identified by the use of forward-looking terminology such as "believes," "estimates," "expects," "may," "will," "should," "could", or "anticipates," or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. These statements reflect our reasonable judgment with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include the cyclical nature of the furniture industry, the business failures or loss of large customers, competition in the furniture industry including competition from lower-cost foreign manufacturers, disruptions in offshore sourcing including those arising from supply or distribution disruptions or those arising from changes in political, economic and social conditions, as well as laws and regulations, in China or other countries from which we source products, international trade policies of the United States ("U.S."), and countries from which we source products, manufacturing realignment, the inability to obtain sufficient quantities of quality raw materials in a timely manner, the inability to raise prices in response to inflation and increasing costs, failure to anticipate or respond to changes in consumer tastes and fashions in a timely manner, environmental, health and safety compliance costs, and extended business interruption at manufacturing facilities. In addition, we have made certain forward-looking statements with respect to payments we expect to receive under the Continued Dumping and Subsidy Offset Act, which are subject to the risks and uncertainties described in our discussion of those payments that may cause the actual payments to differ materially from those in the forward looking statements. Any forward-looking statement speaks only as of the date of this filing, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new developments or otherwise.

Available Information

Our principal Internet address is www.stanleyfurniture.com. We make available free of charge on this web site our annual, quarterly and current reports, and amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

In addition, you may request a copy of these filings (excluding exhibits) at no cost by writing, telephoning, faxing or e-mailing us at the following address, telephone number, fax number or e-mail address.

Stanley Furniture Company, Inc.
1641 Fairystone Park Highway
Stanleytown, Virginia 24168
Attention: Mr. Douglas I. Payne
Telephone: 276-627-2010
Fax: 276-629-5114
Or e-mail your request to: Investor@Stanleyfurniture.com

Item 1A. Risk Factors

Our results of operations and financial condition can be adversely affected by numerous risks. You should carefully consider the risk factors detailed below in conjunction with the other information contained in this document. Should any of these risks actually materialize, our business, financial condition and future prospects could be negatively impacted.

We may not be able to sustain sales and earnings levels due to economic downturns.

The furniture industry historically has been cyclical in nature and has fluctuated with economic cycles including the current economic recession. During economic downturns, the furniture industry tends to experience longer periods of recession and greater declines than the general economy. We believe that the industry is significantly influenced by economic conditions generally and particularly by housing activity, consumer confidence, the level of personal discretionary spending, demographics and credit availability. These factors not only affect the ultimate consumer, but also impact furniture retailers, which are our primary customers. As a result, a worsening of current conditions could further lower our sales and earnings. In addition, the current economic recession may result in permanent changes in consumer preferences and behavior which could result in a contraction of our market segment resulting in lower sales and earnings levels for the long term.

Business failures, or the loss, of large customers could result in a decrease in our future sales and earnings.

Although we have no customers that individually represent 10% or more of our total annual sales, the possibility of business failures, or the loss, of large customers could result in a decrease of our future sales and earnings. Lost sales may be difficult to replace and any amounts owed to us may become uncollectible.

We may not be able to sustain current sales and earnings due to the actions and strength of our competitors.

The furniture industry is very competitive and fragmented. We compete with many domestic and foreign manufacturers. Competition from foreign producers has increased dramatically in recent years, with most residential wood furniture sold in the United States now coming from imports. These foreign producers typically have lower selling prices due to their lower operating costs. Some competitors have greater financial resources than we have and often offer extensively advertised, well-recognized, branded products. As a result, we are continually subject to the risk of losing market share, which may lower our sales and earnings.

As a result of our reliance on foreign sourcing:

- **Our ability to service customers could be adversely affected and result in lower sales and earnings.**

  Our sourcing partners may not supply goods that meet our manufacturing, quality or safety specifications, in a timely manner and at an acceptable price. We may reject goods that do not meet our specifications and either manufacture internally or find alternative sourcing arrangements at a higher cost, or may be forced to discontinue the product. Also, delivery of goods from our foreign sourcing partners may be delayed for reasons not typically encountered with domestic manufacturing or sourcing, such as shipment delays caused by customs or labor issues.

- **Changes in political, economic and social conditions, as well as laws and regulations, in China or the other countries from which we source products could adversely affect us.**

  Foreign sourcing is subject to political and social instability in China or the other countries where our sourcing partners are located. This could make it more difficult for us to service our customers. Also, significant fluctuations of foreign exchange rates against the value of the U.S. dollar could increase costs and decrease earnings. In addition, an outbreak of the avian flu or similar epidemic in Asia or elsewhere may lower our sales and earnings by disrupting our supply chain in the countries impacted.

- **International trade policies of the United States and countries from which we source products could adversely affect us.**

  Imposition of trade sanctions relating to imports, taxes, import duties and other charges on imports could increase our costs and decrease our earnings.

Manufacturing realignment could result in a decrease in our earnings.

We review our domestic manufacturing operations and foreign sourcing program on an ongoing basis. Certain individual products or product lines may be shifted from being domestically produced to being sourced and as a result we may reduce our domestic capacity. Manufacturing realignments could result in a decrease in our earnings.

We may not be able to obtain sufficient quantities of quality raw materials in a timely manner, which could result in a decrease in our sales and earnings.

Because we are dependent on outside suppliers for all of our raw material needs, we must obtain sufficient quantities of quality raw materials from our suppliers at acceptable prices and in a timely manner. We have no long-term supply contracts with our key suppliers. Unfavorable fluctuations in the price, quality and availability of these raw materials could negatively affect our ability to meet demands of our customers and could result in a decrease in our sales and earnings.

We may not be able to maintain or to raise prices in response to inflation and increasing costs.

Future market and competitive pressures may prohibit us from raising prices to offset increased raw material costs, freight costs and other inflationary items. This could lower our earnings.

Failure to anticipate or respond to changes in consumer tastes and fashions in a timely manner could result in a decrease in our sales and earnings.

Residential furniture is a highly styled product and is subject to rapidly changing consumer trends and tastes. If we are unable to predict or respond to changes in these trends and tastes in a timely manner, we may lose sales and have to sell excess inventory at reduced prices. This could lower our sales and earnings.

Future cost of compliance with environmental, safety and health regulations could reduce our earnings.

We are subject to federal, state and local laws and regulations in the areas of safety, health and environmental protection. The timing and ultimate magnitude of costs for compliance with environmental, health and safety regulations are difficult to predict and could reduce our earnings.

Extended business interruption at our manufacturing facilities could result in reduced sales.

Furniture manufacturing creates large amounts of highly flammable wood dust. Additionally, we utilize other highly flammable materials such as varnishes and solvents in our manufacturing processes and are therefore subject to the risk of losses arising from explosions and fires. Our inability to fill customer orders during an extended business interruption could negatively impact existing customer relationships resulting in the loss of market share.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Set forth below is certain information with respect to our principal properties. We believe that all these properties are well maintained and in good condition. All of our plants are equipped with automatic sprinkler systems and modern fire protection equipment, which we believe are adequate. All facilities set forth below are active and operational. Production capacity and extent of utilization of our facilities are difficult to quantify with certainty because maximum capacity and utilization varies periodically depending upon the product being manufactured, the amount of component parts and finished items outsourced and the utilization of the labor force at the facility. In 2008 we operated our facilities at levels significantly below their estimated capacity. In late 2007 we announced the conversion of our Martinsville facility from a manufacturing to a warehousing operation and in 2008 we announced the consolidation of our North Carolina facilities. We believe available capacity at our facilities together with the integration of selected imported finished items will be adequate to expand production to meet anticipated demand.

Location	Primary Use	Approximate Facility Size (Square Feet)	Owned or Leased
Stanleytown, VA	Manufacturing /Warehouse and Corporate Headquarters	1,721,000	Owned
Robbinsville, NC	Manufacturing/Warehouse	562,100	Owned
Lexington, NC	Warehouse	367,000	Owned
Martinsville, VA	Warehouse	300,000	Owned
High Point, NC	Showroom	63,000	Leased

Item 3. Legal Proceedings

In the normal course of business, we are involved in claims and lawsuits none of which currently, in our opinion, will have a material adverse affect on our consolidated financial statements.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Executive Officers of the Registrant

Our executive officers and their ages as of January 1, 2009 are as follows:

Name	Age	Position
Albert L. Prillaman	63	Chairman and Chief Executive Officer
Douglas I. Payne	50	Executive Vice President – Finance and Administration and Secretary
R. Glenn Prillaman	37	Executive Vice President – Marketing and Sales
Stephen A. Bullock	47	Executive Vice President – Operations

Albert L. Prillaman was reappointed as Chairman of the Board in April 2008, a position he previously held from September 1988 to April 2002. Mr. Prillaman was also reappointed as Chief Executive Officer in September 2008, a position he previously held from December 1985 to December 2002. Prior to 1985, Mr. Prillaman served as our Vice President and President of the Stanley Furniture division of our predecessor since 1983, and in various executive and other capacities with the Stanley Furniture division of our predecessors since 1969. Albert L. Prillaman is the father of R. Glenn Prillaman.

Douglas I. Payne has been Executive Vice President – Finance and Administration since April 2001. Mr. Payne previously held the position of Senior Vice President – Finance and Administration since December 1996. He was our Vice President of Finance and Treasurer from September 1993 to December 1996. Prior to that time, Mr. Payne held various financial management positions since his employment by us in 1983. Mr. Payne has been our Secretary since 1988.

R. Glenn Prillaman has been Executive Vice President – Marketing and Sales since September 2008. Mr. Prillaman previously held the position of Senior Vice President – Marketing and Sales since September 2006. He was our Senior Vice President – Marketing/Sales – Young America® from August 2003 to September 2006. Mr. Prillaman held various management positions in product development from June 1999 to August 2003. He is the son of Albert L. Prillaman.

Stephen A. Bullock has been Executive Vice President – Operations since September 2008. Mr. Bullock served as Senior Vice President of Operations from February 2008 to September 2008. Prior to his employment with us, Mr. Bullock served in various management positions for Herman Miller, an office furniture manufacturer, since September 2000. He served as Vice President of Operations for Geiger International, Herman Miller's wood executive office furniture subsidiary, from April 2007 through January 2008. He served as Senior Vice President Operations, for Herman Miller's West Michigan plants from August 2005 through March 2007. He served as General Manager Herman Miller Operations, Spring Lake Michigan from March 2004 through July 2005.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is quoted on the Nasdaq Stock Market ("Nasdaq") under the symbol **STLY.** The table below sets forth the high and low sales prices per share, for the periods indicated, as reported by Nasdaq.

	2008			2007		
			Dividends			Dividends
	High	**Low**	**Paid**	High	Low	Paid
First Quarter	**$14.90**	**$9.39**	**$.10**	$22.16	$19.38	$.10
Second Quarter	**12.93**	**9.30**	**.10**	23.74	20.20	.10
Third Quarter	**11.14**	**6.79**	**.10**	22.25	15.89	.10
Fourth Quarter	**11.15**	**5.60**	**.10**	17.38	10.39	.10

As of January 20, 2009, we have approximately 2,100 beneficial stockholders. On January 28, 2009, our Board of Directors voted to suspend quarterly cash dividend payments. Our dividend policy and the decision to suspend dividend payments is subject to review and revision by the Board of Directors and any future payments will depend upon our financial condition, our capital requirements and earnings, as well as other factors the Board of Directors may deem relevant.

Performance Graph

The following graph compares cumulative total stockholder return for our company with a broad performance indicator, the Nasdaq Non-Financial Stock index (an industry index) and a Peer group index for the period from December 31, 2003 to December 31, 2008.



Comparison of Cumulative Total Return(1)
Stanley Furniture Company, Inc.,
Nasdaq Non-Financial Stock Index and Peer Group Index
Stanley Furniture
Peer Group Index
Nasdaq Non-Financial Stock Index
$200
$150
$100
$50
$0
2003
2004
2005
2006
2007
2008

(1) The graph shows the cumulative total return on $100 invested at the market close on December 31, 2003, the last trading day in 2003, in Common Stock or the specified index, including reinvestments of dividends.

(2) Peer Group Index as prepared by Morningstar Inc. consists of SIC Code 2511 Wood Household Furniture Index and SIC code 2512 Wood Household Furniture, Upholstered. At January 2, 2009, Morningstar Inc. reported that these two indexes consisted of Bassett Furniture Industries, Inc., Chromcraft Revington, Inc., Ethan Allen Interiors, Inc., Flexsteel Industries, Inc., Furniture Brands International, Hooker Furniture Corp., La-Z-Boy, Inc., Natuzzi Spa Ads, and Stanley Furniture Company, Inc.

(3) Nasdaq Non-Financial Stock Index as prepared by Morningstar, Inc.

Equity Compensation Plan Information

The following table summarizes our equity compensation plans as of December 31, 2008:

	Number of shares to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of shares remaining available for future issuance under equity compensation plans
Equity compensation plans approved by stockholders	1,201,796	$13.02	1,494,192

Item 6. Selected Financial Data

	Years Ended December 31,				
	2008	2007	2006	2005	2004
	(in thousands, except per share data)				
Income Statement Data:					
Net sales	**$226,522**	$282,847	$307,547	$333,646	$305,815
Cost of sales (1)	**193,929**	235,937	242,679	251,937	230,174
Gross profit	**32,593**	46,910	64,868	81,709	75,641
Selling, general and administrative expenses (2)	**36,441**	39,573	42,139	44,267	40,953
Pension plan termination charge (3)		(6,605)			
Operating income (loss)	**(3,848)**	732	22,729	37,442	34,688
Income from Continued Dumping and Subsidy Offset Act, net	**11,485**	10,429	4,419		
Other income, net	**308**	265	297	288	188
Interest expense, net	**3,211**	2,679	1,710	1,825	2,343
Income before income taxes	**4,734**	8,747	25,735	35,905	32,533
Income taxes	**998**	2,845	8,954	12,674	11,744
Net income	**$ 3,736**	$ 5,902	$ 16,781	$ 23,231	$ 20,789
Basic Earnings Per Share: (4)					
Net income	**$ .36**	$ .56	$ 1.44	$ 1.82	$ 1.65
Weighted average shares	**10,332**	10,478	11,649	12,766	12,574
Diluted Earnings Per Share: (4)					
Net income	**$ .36**	$ .55	$ 1.41	$ 1.77	$ 1.59
Weighted average shares	**10,332**	10,677	11,924	13,154	13,099
Cash dividends paid per share	**$ .40**	$ .40	$ .32	$ .24	$ .20
Balance Sheet and Other Data:					
Cash	**$ 44,013**	$ 31,648	$ 6,269	$ 12,556	$ 7,632
Inventories	**47,344**	58,086	59,364	69,961	73,658
Working capital	**97,059**	91,852	72,036	91,200	88,567
Total assets	**165,871**	173,731	162,678	190,488	188,888
Long-term debt including current maturities	**29,286**	30,714	8,571	11,428	15,685
Stockholders' equity	**103,108**	102,851	109,647	132,749	127,265
Capital expenditures	**$ 2,261**	$ 3,951	$ 4,196	$ 4,986	$ 1,718
Stock repurchases:					
Shares (4)		639	1,423	1,057	
Total cost		$ 13,557	$ 33,576	$ 22,993	

(1) Included in cost of sales in 2008 is $5.9 million pretax ($4.6 million after tax), or $.45 per diluted share, for the consolidation of two facilities into one and other restructuring cost. Included in cost of sales in 2007 is $3.6 million pretax ($2.4 million after tax), or $.23 per diluted share, for the conversion of a manufacturing facility to a warehouse operation.

(2) Included in selling, general and administrative expenses in 2008 is $1.4 million pretax ($1.1 million after tax), or $.11 per diluted share, of restructuring charges.

(3) We terminated our defined benefit pension plan in 2007, resulting in a charge to earnings of $6.6 million pretax ($4.5 million after tax), or $.42 per diluted share.

(4) Amounts have been retroactively adjusted to reflect the two-for-one stock split, distributed in the form of a stock dividend, on June 6, 2005.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

The following discussion should be read in conjunction with the Selected Financial Data and the Consolidated Financial Statements and Notes.

Overview

Historically low levels of housing activity, consumer confidence and disposable income have led to an unprecedented decline in consumer demand for residential furniture. This slowdown began in late 2005 for the residential furniture industry and continued to intensify in 2008 as weakness spread to the broader U.S. economy.

In response to these deteriorating industry conditions, we have reduced our headcount by approximately 40% since late 2005, consolidated our manufacturing footprint from four to two factories and implemented various cost reduction initiatives as further discussed below. In 2005, we began reinvigorating our continuous improvement efforts using lean business principles to improve processes and efficiencies. While these renewed efforts have shown positive results, it has been difficult to demonstrate marked financial improvement due to declining sales and production levels.

In late 2007, we consolidated production from our Martinsville, Virginia facility into our Stanleytown, Virginia facility. In 2008, we converted the Martinsville facility into a warehouse. This improved our asset utilization and production efficiencies at the Stanleytown facility and lowered our costs by eliminating leased warehouse space. The related restructuring cost was $3.8 million ($3.6 million in 2007 and $249,000 in 2008).

In 2008 we took several steps to further improve our cost structure in response to continued weakness in consumer demand. We consolidated our North Carolina manufacturing operations from two facilities to one, eliminated certain positions and offered a voluntary early retirement incentive for qualified salaried associates. We anticipate annual pre-tax savings of $5 million to $6 million from the manufacturing consolidation. To date we have incurred pre-tax restructuring charges of $7.1 million and expect additional cost of less than $1.0 million pending the sale of the idled assets.

We will continue to evaluate our manufacturing capacity needs considering offshore sourcing opportunities, current and anticipated demand for our products, overall market conditions and other factors we consider relevant. Should further capacity reductions become necessary, this could cause other restructuring charges in the future. We remain committed to our blended strategy of combining our manufacturing capabilities with a sourcing program. However, we are currently re-evaluating those products and components we source from others versus those we produce to improve service and better use our available capacity.

We plan to focus on effective balance sheet management in 2009. As part of these efforts, our Board of Directors voted to suspend quarterly cash dividend payments in January 2009. The dividend suspension will provide annualized cash savings of approximately $4 million.

Results of Operations

The following table sets forth the percentage relationship to net sales of certain items included in the Consolidated Statements of Income:

	For the Years Ended December 31,		
	2008	2007	2006
Net sales	**100.0%**	100.0%	100.0%
Cost of sales	**85.6**	83.4	78.9
Gross profit	**14.4**	16.6	21.1
Selling, general and administrative expenses	**16.1**	14.0	13.7
Pension plan termination charge		2.3	
Operating income	**(1.7)**	.3	7.4
Income from Continued Dumping and Subsidy Offset Act, net	**5.1**	3.7	1.4
Other income, net	**.1**	.1	.1
Interest expense, net	**1.4**	1.0	.5
Income before income taxes	**2.1**	3.1	8.4
Income taxes	**0.5**	1.0	2.9
Net income	**1.6%**	2.1%	5.5%

2008 Compared to 2007

Net sales decreased $56.3 million, or 19.9%, in 2008 compared to 2007. The decrease was due primarily to lower unit volume, resulting from continued weakness in demand, which we believe is due primarily to current economic conditions. Partially offsetting this lower unit volume was an increase in average selling prices.

Gross profit for 2008 decreased to 14.4% from 16.6% in 2007. Restructuring and related charges of $5.9 million and $3.6 million are included in cost of sales for 2008 and 2007, respectively. The remaining decline in gross profit margins resulted primarily from lower sales and production levels, and inflationary cost increases. These factors were partially offset by higher average selling prices and cost reduction initiatives.

Selling, general and administrative expenses as a percentage of net sales were 16.1% in 2008 compared to 14.0% in 2007. Included in 2008 expenses are $1.4 million of restructuring and related charges. Selling, general and administrative expenses decreased by $3.1 million in 2008 primarily due to lower selling expenses resulting from decreased sales and cost reduction initiatives.

As a result of the above, operating loss as a percentage of net sales was 1.7% for 2008, compared to operating income as a percentage of net sales of .3% in 2007.

We recorded income of $11.5 million, net of legal expenses, from the receipt of funds under the Continued Dumping and Subsidy Offset Act of 2000 (CDSOA) and related settlement payments in connection with the case involving wooden bedroom furniture imported from China compared to $10.4 million in 2007.

Interest expense for 2008 increased over 2007 due primarily to higher average debt levels during the year.

The effective tax rate for 2008 is 21.1% compared to 32.5% for 2007. The lower effective tax rate is due to the impact of permanent differences on lower earnings.

2007 Compared to 2006

Net sales decreased $24.7 million, or 8.0%, in 2007 compared to 2006. The decrease was due primarily to lower unit volume, resulting from continued weakness in demand, which we believe is due to an industry wide slow down.

Gross profit for 2007 decreased to 16.6% from 21.1% in 2006. Lower margins resulted from lower sales and production levels, raw material inflation and increased compensation costs. The lower sales and production levels led to lower margins due to the under absorption of factory overhead costs. Also, a restructuring charge of $3.6 million for the conversion of one of our manufacturing facilities into a warehouse operation contributed to the lower gross profit margin in 2007.

Selling, general and administrative expenditures as a percentage of net sales were 14.0% in 2007 compared to 13.7% in 2006. The higher percentage for 2007 is due primarily to lower sales. Selling, general and administrative expenses decreased $2.6 million during 2007 compared to 2006, due to lower selling expenses resulting from decreased sales and cost control initiatives implemented in response to lower sales.

Final distribution of assets and termination of our defined benefit pension plan occurred during 2007, resulting in a settlement charge to earnings of $6.6 million and a final cash contribution of $1.6 million.

As a result of the above, operating income as a percentage of net sales was .3% for 2007, compared to 7.4% for 2006.

We recorded income of $10.4 million, net of legal expenses, from the receipt of funds under the Continued Dumping and Subsidy Offset Act of 2000 (CDSOA) and related settlement payments in connection with the case involving wooden bedroom furniture imported from China. CDSOA funds recorded in 2006 were 4.4 million, net of legal expenses and tariff adjustments.

Interest expense for 2007 compared to 2006 increased $1.0 million due primarily to the $25 million private note placement funded in 2007.

The effective tax rate for 2007 is 32.5%, compared to 34.5%, for 2006. The decrease in the effective tax rate is primarily due to lower taxable income.

Financial Condition, Liquidity and Capital Resources

Sources of liquidity include cash on hand and cash from operations. We expect these sources of liquidity to be adequate for ongoing expenditures, debt payments and capital expenditures for the foreseeable future. We believe that cash on hand will be adequate during 2009 in the event we do not generate cash from operations.

Working capital, excluding cash and current maturities of long-term debt, decreased $7.2 million during 2008 to $54.5 million from $61.6 million in 2007. The decrease was primarily due to lower accounts receivable and inventories, reflecting lower sales and production levels.

We currently have $19.0 million available under our Board of Directors authorization to repurchase shares of our common stock. Consequently, we may, from time to time, either directly or through agents, repurchase our common stock in the open market, through negotiated purchases or otherwise, at prices and on terms satisfactory to us. Depending on market prices and other relevant conditions, such purchases may be discontinued at any time.

Cash generated from operations was $18.3 million in 2008 compared to $23.0 million in 2007 and $35.3 million in 2006. The decrease in 2008 was primarily due to lower cash received from customers due to lower sales, partially offset by lower cash paid to suppliers and employees due to lower production. The decrease in 2007 was also due to lower cash received from customers, offset by lower tax payments due to lower taxable earnings.

Net cash used by investing activities was $1.9 million in 2008 compared to $4.0 million in 2007 and $4.2 million in 2006, and consisted primarily of normal capital expenditures. Capital expenditures in 2009 are anticipated to be in the range of $3.0 million to $4.0 million.

Net cash used by financing activities was $4.0 million in 2008, compared to cash provided of $6.3 million in 2007 and cash used of $37.4 million in 2006. In 2008, cash from operations provided funds for dividend payments and scheduled debt payments. In 2007, a portion of the proceeds from our $25 million private note placement and cash from operations provided funds for the purchase and retirement of our common stock, payment of cash dividends and scheduled debt payments. In 2006, cash from operations was used to purchase and retire common stock, pay cash dividends and make scheduled debt payments.

At December 31, 2008, long-term debt including current maturities was $29.3 million. Our note agreement requires us to maintain certain financial covenants. We were in compliance with these covenants as of December 31, 2008. In January 2009, we entered into an amendment to our note agreement providing that two financial covenants relating to operating income and earnings not apply during 2009. Instead, this amendment requires that we maintain unrestricted cash on hand of at least $20 million through March 30, 2010 and to maintain earnings before interest and taxes of not less than a loss of $10 million for each of the twelve month periods ending March 31, June 30, September 30 and December 31, 2009.

Debt service requirements are $1.4 million in both 2009 and 2010, $5.0 million in 2011, and $3.6 million in 2012 and 2013. As of December 31, 2008 approximately $25.0 million of borrowings were available under a revolving credit facility and cash on hand was $44.0 million. In view of the level of our cash on hand, we have terminated our revolving credit facility effective February 4, 2009. During 2009, we may pursue a new revolving credit facility, but do not anticipate needing a facility as a source of liquidity.

The following table sets forth our contractual cash obligations and other commercial commitments at December 31, 2008 (in thousands):

		Payment due or commitment expiration			
	Total	Less Than 1 year	1-3 years	3-5 years	Over 5 years
Contractual cash obligations:					
Long-term debt	**$29,286**	$1,429	$ 6,429	$ 7,142	$14,286
Postretirement benefits other than pensions(1)	**4,280**	447	900	879	2,054
Fixed interest payment on long-term debt	**9,700**	1,930	3,443	2,404	1,923
Operating leases	**3,386**	717	1,076	944	649
Total contractual cash obligations	**$46,652**	$4,523	$11,848	$11,369	$18,912
Other commercial commitments:					
Letters of credit	**$ 1,666**	$1,666			

(1) The 1983 Group Annuity Mortality tables were used in estimating future benefit payments, and the health care cost trend rate for determining payments is 7.0% for 2008 and gradually declines to 5.5% in 2010 where it is assumed to remain constant for the remaining years.

Not included in the above table is unrecognized tax benefits of $877,000, due to the uncertainty of the date of occurrence.

Continued Dumping and Subsidy Offset Act (CDSOA)

We recorded income of $11.5 million, $10.4 million and $4.4 million in 2008, 2007 and 2006, respectively, net of legal expenses, from CDSOA payments and related settlements. These payments came from the case involving Wooden Bedroom Furniture imported from China. The CDSOA provides for distribution of monies collected by U.S. Customs and Border Protection for imports covered by antidumping duty orders entering the United States through September 30, 2007 to qualified domestic producers. Antidumping duties for merchandise entering the U.S. after September 30, 2007 remain with the U.S. Treasury.

According to U.S. Customs and Border Protection, as of October 1, 2008, approximately $100 million in duties had been secured by cash deposits and bonds on unliquidated entries, and this amount is potentially available for distribution under the CDSOA to eligible domestic manufacturers in connection with the case involving wooden bedroom furniture imported from China. In addition, approximately $99 million of funds available for distribution were set aside by the government over the past three years principally for domestic producers that have requested CDSOA funds and are not eligible to receive funds based on the CDSOA and the government's historical administration of the CDSOA. The government set aside these CDSOA funds in connection with two lower court cases involving the CDSOA that were decided against the government on constitutional grounds and that have been appealed. The resolution of these legal appeals will have a significant impact on the amount of additional CDSOA funds we receive with respect to the antidumping order on wooden bedroom furniture from China.

There are a number of factors that can affect how much additional CDSOA funds we receive. These factors include:

- the annual administrative review process which can retroactively increase or decrease the actual duties owed on entries secured by cash deposits and bonds,
- the ultimate resolution of the legal appeals discussed above, and
- other administrative and legal challenges that may be instituted.

Assuming our percentage allocation in future years is the same as it was for the 2008 payment (approximately 27% of the funds distributed), that the amount of $100 million collected by the government as of October 1, 2008 does not change as a result of the annual administrative review process or otherwise, and that the government loses the pending appeals based on constitutional issues (reducing our percentage allocation by approximately 62% based on the amount of funds held back for this pending litigation in 2008), we could potentially receive approximately $10 million in additional CDSOA funds. If the government ultimately prevails on the pending constitutional legal challenges and the other assumptions remain the same, we could potentially receive approximately $54 million in additional CDSOA funds. Due to the uncertainty of the various legal and administrative processes, we cannot provide assurances as to the amount of additional CDSOA funds that ultimately will be received, if any, and we cannot predict when we may receive any additional CDSOA funds.

Critical Accounting Policies

We have chosen accounting policies that are necessary to accurately and fairly report our operational and financial position. Below are the critical accounting policies that involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.

Allowance for doubtful accounts – We maintain an allowance for doubtful accounts for estimated losses resulting from the failure of our customers to make required payments. We perform ongoing credit evaluations of our customers and monitor their payment patterns. Should the financial condition of our customers deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required which would reduce our earnings.

Inventory valuation – Inventory is valued at the lower of cost or market. Cost for all inventories is determined using the first-in, first-out (FIFO) method. We evaluate our inventory to determine excess or slow moving items based on current order activity and projections of future demand. For those items identified, we estimate our market value based on current trends. Those items having a market value less than cost are written down to their market value. If we fail to forecast demand accurately, we could be required to write off additional non-saleable inventory, which would also reduce our earnings.

Long-lived assets – Property, plant and equipment is reviewed for possible impairment when events indicate that the carrying amount of an asset may not be recoverable. Assumptions and estimates used in the evaluation of impairment may affect the carrying value of long-lived assets, which could result in impairment charges in future periods that would lower our earnings. Depreciation policy reflects judgments on the estimated useful lives of assets. If the estimated remaining useful lives of our assets decrease, we would be required to depreciate our assets more quickly, which would also lower our earnings.

Goodwill – Goodwill represents the excess of cost of an acquired business over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in a business combination. We test goodwill for impairment annually (on December 31), or whenever events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. If the fair value of the reporting unit is less than its carrying value, we perform an additional step to determine the implied fair value of goodwill associated with that reporting unit. As of both December 31, 2008 and 2007, goodwill totaled $9.1 million, representing 5.4% and 5.2% of total assets, respectively.

The impairment test requires us to compare the fair value of business reporting units to their carrying value, including assigned goodwill. In assessing potential impairment of goodwill, we have determined that we have one reporting unit based on our reporting structure. As of December 31, 2008, our book value was $9.98 per share of outstanding common stock and the closing trading price of our common stock was $7.90 per share. The fair value of our single reporting unit is determined based on a discounted cash flow analysis and other generally accepted valuation methodologies. The valuations employ present value techniques to measure fair value and consider market factors. The results of the annual impairment tests performed as of December 31, 2008, 2007 and 2006 indicated the fair value of the reporting unit exceeded its carrying value and therefore our goodwill was not impaired.

Determining the fair value of our reporting unit involves the use of significant estimates and assumptions. The estimate of fair value of our reporting unit is based on our projection of revenues, gross margin, operating costs and cash flows considering historical and estimated future results, general economic and market conditions as well as the impact of planned business and operational strategies. We base our fair value estimates on assumptions we believe to be reasonable at the time, but such assumptions are subject to inherent uncertainty. Actual results may differ from those estimates.

It would have required a significant change in our assumptions for the fair value of our reporting unit to have declined to the point where an impairment charge would have been required at December 31, 2008. However, changes in the judgments and estimates underlying our analysis could result in a significantly different estimate of fair value of our reporting unit and could result in an impairment of goodwill in the future.

Off-Balance Sheet Arrangements

We do not have transactions or relationships with "special purpose" entities, and we do not have any off balance sheet financing other than normal operating leases primarily for showroom and certain technology equipment.

New Accounting Standards

We adopted FASB Statement No. 157, *Fair Value Measurements* and FASB Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115*, which permits entities to choose to measure many financial instruments and certain other items at fair value. Neither of these statements had an impact on results for 2008. In February 2008, the FASB issued FASB Staff Position FAS 157-2, *Effective Date of FASB Statement No. 157* which delayed the effective date of SFAS No. 157 for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, until January 1, 2009. We have not yet conclusively determined the impact that the implementation of SFAS No. 157 will have on our non-financial assets and liabilities; however we do not anticipate it to significantly impact our consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Our obligation under the revolving credit facility bears interest at a variable rate; therefore, changes in prevailing interest rates impact our borrowing costs. A one-percentage point fluctuation in market interest rates would not have had a material impact on earnings in 2008. None of our foreign sales or purchases are denominated in foreign currency and we do not have any foreign currency hedging transactions. While our foreign purchases are denominated in U.S. dollars, a relative decline in the value of the U.S. dollar could result in an increase in the cost of products obtained from offshore sourcing and reduce our earnings, unless we are able to increase our prices for these items to reflect any such increased cost.

Item 8. Financial Statements and Supplementary Data

The consolidated financial statements and schedule listed in items 15(a) (1) and (a) (2) hereof are incorporated herein by reference and are filed as part of this report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act). Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control – Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2008.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the fourth quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

STANLEY FURNITURE COMPANY, INC.
ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2008
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Stanley Furniture Company, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Stanley Furniture Company, Inc. and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
Richmond, Virginia
January 28, 2009

STANLEY FURNITURE COMPANY, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31, 2008	December 31, 2007
ASSETS		
Current assets:		
Cash	**$ 44,013**	$ 31,648
Accounts receivable, less allowances of $1,644 and $1,482	**21,873**	25,393
Inventories:		
Finished goods	**36,803**	46,250
Work-in-process	**3,493**	4,432
Raw materials	**7,048**	7,404
Total inventories	**47,344**	58,086
Prepaid expenses and other current assets	**3,758**	1,767
Deferred income taxes	**3,906**	3,381
Total current assets	**120,894**	120,275
Property, plant and equipment, net	**35,445**	43,898
Goodwill	**9,072**	9,072
Other assets	**460**	486
Total assets	**$165,871**	$173,731
LIABILITIES		
Current liabilities:		
Current maturities of long-term debt	**$ 1,429**	$ 1,428
Accounts payable	**11,236**	16,106
Accrued salaries, wages and benefits	**6,280**	7,108
Other accrued expenses	**4,890**	3,781
Total current liabilities	**23,835**	28,423
Long-term debt, exclusive of current maturities	**27,857**	29,286
Deferred income taxes	**2,778**	4,824
Other long-term liabilities	**8,293**	8,347
Total liabilities	**62,763**	70,880
Commitments and Contingencies		
STOCKHOLDERS' EQUITY		
Common stock, $0.02 par value, 25,000,000 shares authorized, 10,332,179 shares issued and outstanding	**207**	207
Capital in excess of par value	**1,058**	591
Retained earnings	**102,603**	102,999
Accumulated other comprehensive loss	**(760)**	(946)
Total stockholders' equity	**103,108**	102,851
Total liabilities and stockholders' equity	**$165,871**	$173,731

The accompanying notes are an integral part
of the consolidated financial statements.

STANLEY FURNITURE COMPANY, INC.
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	For the Years Ended December 31,		
	2008	2007	2006
Net sales	**$226,522**	$282,847	$307,547
Cost of sales	**193,929**	235,937	242,679
Gross profit	**32,593**	46,910	64,868
Selling, general and administrative expenses	**36,441**	39,573	42,139
Pension plan termination charge		(6,605)	
Operating income (loss)	**(3,848)**	732	22,729
Income from Continued Dumping and Subsidy Offset Act, net	**11,485**	10,429	4,419
Other income, net	**308**	265	297
Interest income	**591**	556	383
Interest expense	**3,802**	3,235	2,093
Income before income taxes	**4,734**	8,747	25,735
Income taxes	**998**	2,845	8,954
Net income	**$ 3,736**	$ 5,902	$ 16,781
Earnings per share:			
Basic	**$ .36**	$ .56	$ 1.44
Diluted	**$ .36**	$ .55	$ 1.41
Weighted average shares outstanding:			
Basic	**10,332**	10,478	11,649
Diluted	**10,332**	10,677	11,924
Cash dividends declared and paid per common share	**$ .40**	$ .40	$ .32

The accompanying notes are an integral part of the consolidated financial statements.

STANLEY FURNITURE COMPANY, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For each of the three years in the period ended December 31, 2008

(in thousands, except per share data)

	Common Stock		Capital in Excess of	Retained	Accumulated Other Comprehensive	
	Shares	Amount	Par Value	Earnings	Loss	Total
Balance at December 31, 2005	12,252	$245		$132,682	$ (178)	$132,749
Net income				16,781		16,781
Minimum pension liability, net of deferred income tax benefit of $2,361					(3,812)	(3,812)
Comprehensive income						12,969
Adjustment to initially apply SFAS No.158, net of deferred income tax benefit of $514					(830)	(830)
Exercise of stock options	90	2	1,109			1,111
Stock awards	10		247			247
Stock-based compensation			357	(30)		327
Tax benefit on exercise of stock options			386			386
Purchase and retirement of stock	(1,423)	(28)	(2,040)	(31,508)		(33,576)
Dividends paid, $0.32 per share				(3,736)		(3,736)
Balance at December 31, 2006	10,929	219	59	114,189	(4,820)	109,647
Cumulative effect of adoption of FIN48				21		21
Adjusted balance, January 1, 2007	10,929	219	59	114,210	(4,820)	109,668
Net income				5,902		5,902
Prior service cost, net of deferred income tax benefit of $1					(2)	(2)
Actuarial loss, net of deferred income tax benefit of $136					(141)	(141)
Comprehensive Income						5,759
Termination of defined benefit pension plan, net of deferred income tax benefit of $2,488					4,017	4,017
Exercise of stock options	43	1	531			532
Stock-based compensation			534			534
Tax benefit on exercise of stock options			92			92
Purchase and retirement of stock	(640)	(13)	(625)	(12,919)		(13,557)
Dividends paid, $0.40 per share				(4,194)		(4,194)
Balance at December 31, 2007	**10,332**	**207**	**591**	**102,999**	**(946)**	**102,851**
Net income				**3,736**		**3,736**
Prior service cost, net of deferred income tax benefit of $3					**(5)**	**(5)**
Actuarial gain, net of deferred income tax expense of $118					**191**	**191**
Comprehensive Income						**3,922**
Stock-based compensation			**467**			**467**
Dividends paid, $0.40 per share				**(4,132)**		**(4,132)**
Balance at December 31, 2008	**10,332**	**$ 207**	**$ 1,058**	**$102,603**	**$ (760)**	**$103,108**

The accompanying notes are an integral part of the consolidated financial statements.

STANLEY FURNITURE COMPANY, INC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Years Ended December 31,		
	2008	2007	2006
Cash flows from operating activities:			
Cash received from customers	**$230,255**	$289,951	$311,726
Cash paid to suppliers and employees	**(215,527)**	(269,795)	(268,787)
Cash from Continued Dumping and Subsidy Offset Act, net	**10,828**	9,986	4,419
Interest paid, net	**(3,111)**	(2,359)	(1,651)
Income taxes paid	**(4,168)**	(4,775)	(10,383)
Net cash provided by operating activities	**18,277**	23,008	35,324
Cash flows from investing activities:			
Capital expenditures	**(2,261)**	(3,951)	(4,196)
Other, net	**360**	(20)	
Net cash used by investing activities	**(1,901)**	(3,971)	(4,196)
Cash flows from financing activities:			
Proceeds from senior notes		25,000	
Purchase and retirement of common stock		(13,557)	(33,576)
Repayment of senior notes	**(1,429)**	(2,857)	(2,857)
Dividends paid	**(4,132)**	(4,194)	(3,736)
Proceeds from exercise of stock options		532	1,111
Tax benefit from exercise of stock options		32	402
Proceeds from insurance policy loans	**1,550**	1,386	1,241
Net cash provided (used) by financing activities	**(4,011)**	6,342	(37,415)
Net increase (decrease) in cash	**12,365**	25,379	(6,287)
Cash at beginning of year	**31,648**	6,269	12,556
Cash at end of year	**$ 44,013**	$ 31,648	$ 6,269

Reconciliation of net income to net cash provided by operating activities:

	2008	2007	2006
Net income	**$ 3,736**	$ 5,902	$ 16,781
Adjustments to reconcile net income to net cash provided by operating activities:			
Pension plan termination charge		6,605	
Depreciation	**8,805**	8,982	5,759
Amortization	**48**	72	78
Deferred income taxes	**(2,571)**	(4,083)	(1,331)
Stock-based compensation	**467**	534	327
Tax benefit from exercise of stock options		(32)	(402)
Other, net		220	23
Changes in assets and liabilities:			
Accounts receivable	**3,520**	6,867	4,697
Inventories	**10,742**	1,278	10,597
Prepaid expenses and other current assets	**(2,041)**	(1,142)	(600)
Accounts payable	**(4,870)**	(1,783)	1,384
Accrued salaries, wages and benefits	**(525)**	(3,028)	(1,075)
Other accrued expenses	**904**	2,528	22
Other assets	**103**	88	379
Other long-term liabilities	**(41)**		(1,315)
Net cash provided by operating activities	**$ 18,277**	$ 23,008	$ 35,324

The accompanying notes are an integral part
of the consolidated financial statements

STANLEY FURNITURE COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

The consolidated financial statements include Stanley Furniture Company, Inc. and our wholly owned subsidiaries. All significant inter-company accounts and transactions have been eliminated. We are a leading designer and manufacturer of wood furniture exclusively targeted at the upper-medium price range of the residential market.

We operate in one business segment. Substantially all revenues result from the sale of residential furniture products in the United States. Substantially all trade accounts receivable are due from retailers in this market, which consists of a large number of entities with a broad geographical dispersion.

Cash Equivalents

Cash and short-term, highly-liquid investments with original maturities of three months or less are considered cash and cash equivalents.

Revenue Recognition

Sales are recognized when products are shipped to customers. Revenue includes amounts billed to customers for shipping. Costs to warehouse and prepare goods for shipping to customers are expensed and recorded in selling, general and administrative expenses and amounted to $4.1 million, $5.0 million, and $6.0 million in 2008, 2007 and 2006, respectively.

Inventories

Inventories are valued at the lower of cost or market. Cost for all inventories is determined using the first-in, first-out (FIFO) method.

Property, Plant and Equipment

Depreciation of property, plant and equipment is computed using the straight-line method based upon the estimated useful lives. Gains and losses related to dispositions and retirements are included in income. Maintenance and repairs are charged to income as incurred; renewals and betterments are capitalized. Assets are reviewed for possible impairment when events indicate that the carrying amount of an asset may not be recoverable. Assumptions and estimates used in the evaluation of impairment may affect the carrying value of property, plant and equipment, which could result in impairment charges in future periods. Depreciation policy reflects judgments on the estimated useful lives of assets.

Capitalized Software Cost

We amortize purchased computer software costs using the straight-line method over the estimated economic lives of the related products. Unamortized cost at December 31, 2008 and 2007 was approximately $31,000 and $75,000, respectively, and is included in other assets.

Income Taxes

Deferred income taxes are determined based on the difference between the consolidated financial statement and income tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax expense represents the change in the deferred tax asset/liability balance. Income tax credits are reported as a reduction of income tax expense in the year in which the credits are generated.

Fair Value of Financial Instruments

FASB Statement No. 157, “Fair Value Measurements”, requires disclosure of the level within the fair value hierarchy in which fair value measurements in their entirety fall, segregating fair value measurements using quoted prices in active markets for identical assets or liabilities (Level 1), significant other observable inputs (Level 2), and significant unobservable inputs (Level 3). The fair value of our long-term debt is estimated on a level 2 basis, using a discounted cash flow analysis based on the incremental borrowing rates currently available to us for loans with similar terms and maturities. At December 31, 2008, the fair value of our long-term debt is estimated at $27 million, compared to a carrying amount of $29 million. The fair value of trade receivables, trade payables and letters of credit approximate the carrying amount because of the short maturity of these instruments.

1. **Summary of Significant Accounting Policies (continued)**

Earnings per Common Share

Basic earnings per share is computed based on the average number of common shares outstanding. Diluted earnings per share reflects the increase in average common shares outstanding that would result from the assumed exercise of outstanding stock options, calculated using the treasury stock method.

Stock-Based Compensation

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-based Payment," ("SFAS 123R") which requires compensation costs related to share-based payment transactions to be recognized in the financial statements. We adopted this standard using the modified prospective application transition method. Under this method, compensation cost includes options prior to but not vested as of December 31, 2005 and all options granted since the adoption of this standard.

Goodwill

Goodwill represents the excess of cost of an acquired business over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in a business combination. We test goodwill for impairment annually (on December 31), or whenever events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. If the fair value of the reporting unit is less than its carrying value, we perform an additional step to determine the implied fair value of goodwill associated with that reporting unit. As of both December 31, 2008 and 2007, goodwill totaled $9.1 million.

The impairment test requires us to compare the fair value of business reporting units to their carrying value, including assigned goodwill. In assessing potential impairment of goodwill, we have determined that we have one reporting unit based on our reporting structure. The fair value of our single reporting unit is determined based on a discounted cash flow analysis and other generally accepted valuation methodologies. The results of the annual impairment tests performed as of December 31, 2008, 2007 and 2006 indicated the fair value of the reporting unit exceeded its carrying value and therefore our goodwill was not impaired.

Determining the fair value of our reporting unit involves the use of significant estimates and assumptions. The estimate of fair value of our reporting unit is based on our projection of revenues, gross margin, operating costs and cash flows considering historical and estimated future results, general economic and market conditions as well as the impact of planned business and operational strategies.

Tariffs imposed on wooden bedroom furniture imported from China

Tariff expense is based on the most current rates published by the U.S. Department of Commerce. These rates are potentially subject to an administrative review process starting approximately one year after the publication date. The final amounts will depend on whether administrative reviews are performed and the outcome of those reviews, if any, on the vendors we purchase from.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Changes in such estimates may affect amounts reported in future periods.

2. Property, Plant and Equipment

	Depreciable lives (in years)	(in thousands) 2008	2007
Land and buildings	20 to 50	**$ 41,615**	$ 41,874
Machinery and equipment	5 to 12	**76,451**	80,589
Office furniture and equipment	3 to 10	**1,384**	1,377
Construction in progress		**120**	61
Property, plant and equipment, at cost		**119,570**	123,901
Less accumulated depreciation		**84,125**	80,003
Property, plant and equipment, net		**$ 35,445**	$ 43,898

3. Debt

	(in thousands) 2008	2007
6.73% Senior notes due through May 3, 2017	**$25,000**	$25,000
6.94% Senior notes due through May 3, 2011	**4,286**	5,714
Total	**29,286**	30,714
Less current maturities	**1,429**	1,428
Long-term debt, exclusive of current maturities	**$27,857**	$29,286

Annual principal requirements are $1.4 million in both 2009 and 2010, $5.0 million in 2011, and $3.6 million in 2012 and 2013.

At December 31, 2008, no borrowings were outstanding under a revolving credit facility that provided for maximum borrowings of $25.0 million. Interest is payable monthly at the reserve adjusted LIBOR plus .50% per annum (2.0% on December 31, 2008) or, at our option, prime minus 1.0% (3.25% on December 31, 2008). We have terminated this revolving credit facility, effective February 4, 2009.

We utilize letters of credit to collateralize certain insurance policies and inventory purchases. Outstanding letters of credit at December 31, 2008 were $1.7 million.

The above loan agreements require us to maintain certain financial covenants, including a limit on total debt and a fixed charge coverage ratio. We were in compliance with these covenants as of December 31, 2008.

In January 2009, we entered into an amendment to our note agreement providing that two financial covenants relating to operating income and earnings not apply during 2009. Instead, this amendment requires that we maintain unrestricted cash on hand of at least $20 million through March 30, 2010 and maintain earnings before interest and taxes of not less than a loss of $10 million for each of the twelve month periods ending March 31, June 30, September 30 and December 31, 2009.

4. Income Taxes

The provision for income taxes consists of (in thousands):

	2008	2007	2006
Current:			
Federal	**$3,163**	$ 5,730	$ 9,440
State	**633**	1,072	845
Total current	**3,796**	6,802	10,285
Deferred:			
Federal	**(2,432)**	(3,439)	(1,158)
State	**(366)**	(517)	(174)
Total deferred	**(2,798)**	(3,957)	(1,332)
Income taxes	**$ 998**	$ 2,845	$ 8,954

4. **Income Taxes (continued)**

A reconciliation of the difference between the federal statutory income tax rate and the effective income tax rate follows:

	2008	2007	2006
Federal statutory rate	**34.0%**	35.0%	35.0%
State tax, net of federal benefit	**3.6**	4.9	3.0
State tax credits and adjustments	**(2.8)**		(.8)
Increase in cash surrender value of life insurance policies	**(9.6)**	(4.7)	(1.4)
Deduction for qualified domestic production activities	**(1.2)**	(.8)	(.4)
Tax-exempt interest income	**(3.7)**	(1.4)	(.5)
Other, net	**.8**	(.5)	(.1)
Effective income tax rate	**21.1%**	32.5%	34.8%

The income tax effects of temporary differences that comprise deferred tax assets and liabilities at December 31 follow (in thousands):

	2008	2007
Current deferred tax assets (liabilities):		
Accounts receivable	**$ 629**	$ 421
Employee benefits	**2,785**	2,872
Other accrued expenses	**460**	88
Net current deferred tax asset	**$ 3,874**	$ 3,381
Noncurrent deferred tax liabilities (assets):		
Property, plant and equipment	**$ 5,124**	$ 7,225
Employee benefits	**(1,913)**	(1,913)
Other accrued expenses		(488)
Net noncurrent deferred tax liability	**$ 3,211**	$ 4,824

	2008	2007
Unrecognized tax benefits balance at January 1	**$ 991**	$1,027
Gross increases for tax positions of prior years	**39**	7
Gross decreases for tax positions of prior years		
Settlements		
Lapse of statute of limitations	**(90)**	(43)
Unrecognized tax benefits balance at December 31	**$ 940**	$ 991

We recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2008 and 2007 we had approximately $448,000 and $431,000 of accrued interest related to uncertain tax positions, respectively.

Total amount of unrecognized tax benefits that would affect our effective tax rate if recognized is $877,000 at December 31, 2008 and $899,000 at December 31, 2007. The tax years 2005-2007 remain open to examination by major taxing jurisdictions.

5. **Stockholders' Equity**

At December 31, 2008, we have approximately $19.0 million available on the current authorization by the Board of Directors to acquire our common stock.

In addition to common stock, authorized capital includes 1,000,000 shares of "blank check" preferred stock. None was outstanding during the three years ended December 31, 2008. The Board of Directors is authorized to issue such stock in series and to fix the designation, powers, preferences, rights, limitations and restrictions with respect to any series of such shares. Such "blank check" preferred stock may rank prior to common stock as to dividend rights, liquidation preferences or both, may have full or limited voting rights and may be convertible into shares of common stock.

Basic and diluted earnings per share are calculated using the following share data (in thousands):

	2008	2007	2006
Weighted average shares outstanding for basic calculation	**10,332**	10,478	11,649
Dilutive effect of stock options		199	275
Weighted average shares outstanding for diluted calculation	**10,332**	10,677	11,924

In 2008, the calculation of dilutive shares was not impacted by outstanding stock options as all options had exercise prices greater than the average market price during 2008.

6. **Stock Based Compensation**

As of December 31, 2008, there was approximately $1.3 million of unrecognized compensation cost related to unvested share-based compensation awards granted. That cost is expected to be recognized over the next three to four years.

Our stock option plans provide for the granting of stock options and stock awards up to an aggregate of 2,000,000 shares of common stock to employees and directors at prices equal to the market value of the stock on the dates the options were granted. The options granted have a term of 10 years from the grant date and granted options for employees vest ratably over a four to five year period. The fair value of each option is amortized into compensation expense on a straight-line basis between the grant date for the option and each vesting date. We have estimated the fair value of all stock option awards as of the date of the grant by applying the Black-Scholes pricing valuation model. The application of this valuation model involves assumptions that are judgmental and sensitive in the determination of compensation expense. The weighted average for key assumptions used in determining the fair value of options granted during 2008 follows:

Expected price volatility	**36.12%**
Risk-free interest rate	**3.07%**
Weighted average expected life in years	**5.6**
Dividend yield	**4.28%**
Forfeiture rate	**12.01%**

6. **Stock Based Compensation (continued)**

Historical information was the primary basis for the selection of the expected volatility, expected dividend yield, forfeiture rate and the expected lives of the options. The risk-free interest rate was selected based upon yields of U.S. Treasury issues with a term equal to the expected life of the option being valued.

Stock option activity for the three years ended December 31, 2008, follows:

	Number of shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2005	855,128	$14.71	5.7	
Lapsed	(25,000)	18.05		
Exercised	(90,000)	12.35		
Granted	185,275	23.65		
Outstanding at December 31, 2006	925,403	16.64	5.8	
Lapsed	(30,000)	24.04		
Exercised	(42,900)	12.41		
Granted	187,985	11.79		
Outstanding at December 31, 2007	1,040,488	15.73	4.4	
Lapsed	(374,500)	15.77		
Granted	535,808	9.70		
Outstanding at December 31, 2008	**1,201,796**	**$13.02**	**8.9**	**$ 15**
Exercisable at December 31, 2008	**620,704**	**$15.02**	**4.4**	

At December 31, 2008, 1,494,192 shares were available for future grants and awards.

The average fair market value of options granted in 2008, 2007 and 2006, and cash proceeds, tax benefits and intrinsic value related to total stock options exercised during 2007 and 2006 are as follows (in thousands, except per share data):

	2008	2007	2006
Average fair market value of options granted (per share)	**$ 2.32**	$ 3.25	$ 9.89
Proceeds from stock options exercised		532	1,111
Tax benefits related to stock options exercised		92	386
Intrinsic value of stock options exercised		246	1,046

7. **Employee Benefits Plans**

Defined Contribution Plan

We maintain a defined contribution plan covering substantially all of our employees and make discretionary matching and profit sharing contributions. The total plan cost, including employer contributions, was $940,000 in 2008, $1.1 million in 2007 and $1.5 million in 2006.

7. **Employee Benefits Plans (continued)**

Pension Plans

In 2006, we announced our decision to terminate our defined benefit pension plan (the "Plan"). No benefits have accrued under the plan since it was frozen in December 1995, at which time our contributions to a 401(k) savings plan became the primary retirement benefit. Final distribution of assets and termination of our defined benefit pension plan occurred during 2007, resulting in a settlement charge to earnings of $6.6 million pretax, or $4.5 million after taxes, and a final cash contribution of $1.6 million. Our supplemental plan (a nonqualified plan) was not affected by the termination.

The financial status of the plans at December 31, follows (in thousands):

	2008		2007	
	Stanley Retirement Plan	**Supple-mental Plan**	Stanley Retirement Plan	Supple-mental Plan
Change in benefit obligation:				
Beginning benefit obligation		**$ 1,921**	$15,065	$ 1,979
Interest cost		**116**	157	115
Actuarial loss (gain)		**3**	408	(14)
Benefits paid		**(161)**	(96)	(159)
Plan termination payments			(15,534)	
Ending benefit obligation		**1,879**		1,921
Change in plan assets:				
Beginning fair value of plan assets			13,914	
Actual return on plan assets			113	
Employer contributions		**161**	1,603	159
Benefits paid		**(161)**	(15,630)	(159)
Ending fair value of plan assets				
Funded status	**$**	**$ (1,879)**	$	$ (1,921)
Amount recognized in the consolidated balance sheet:				
Current liabilities		**$ (163)**		$ (159)
Non current liabilities		**(1,716)**		(1,762)
Total	**$**	**$ (1,879)**	$	$ (1,921)

Components of pension cost follow (in thousands):

	2008	2007	2006
Interest cost	**$ 116**	$ 272	$ 928
Expected return on plan assets		(188)	(982)
Net amortization and deferral	**3**	219	500
Net cost	**119**	303	446
Settlement expense		6,606	904
Total expense	**$ 119**	$ 6,909	$1,350

7. **Employee Benefits Plans (continued)**

The assumptions used to determine the plans' financial status and pension cost were:

	2008	2007	2006
Discount rate for funded status	**6.25% (a)**	6.20% (a)	5.75%/5.00(b)
Discount rate for pension cost	**6.20%**	5.75%/5.00%(b)	5.50%
Return on assets			6.50%

(a) Rate relates to the Supplemental Plan.
(b) The 5.75% relates to the Supplemental Plan. The Stanley Retirement Plan used a discount rate of 5.00%, which is the rate that was used at distribution.

Estimated future benefit payments for the supplemental plan are $163,000 in 2009, $160,000 in 2010, $158,000 in 2011, $159,000 in 2012, $158,000 in 2013, and a total of $756,000 from 2014 through 2018.

Postretirement Benefits Other Than Pensions

We provide health care benefits to eligible retired employees between the ages of 55 and 65 and provide life insurance benefits to eligible retired employees from age 55 until death. The plan's financial status at December 31, the measurement date, follows (in thousands):

	2008	2007
Change in benefit obligation:		
Beginning benefit obligation	**$ 2,954**	$ 2,876
Service cost	**73**	79
Interest cost	**172**	172
Actuarial (gain) loss	**(146)**	141
Plan participants' contributions	**199**	193
Benefits paid	**(344)**	(507)
Ending benefit obligation	**2,908**	2,954
Change in plan assets:		
Beginning fair value of plan assets		
Employer contributions	**144**	314
Plan participants' contributions	**199**	193
Benefits paid	**(343)**	(507)
Ending fair value of plan assets		
Funded status	**$(2,908)**	$(2,954)
Amount recognized in the consolidated balance sheet:		
Current liabilities	**$ 284**	$ 295
Non current liabilities	**2,624**	2,659
Total	**$ 2,908**	$ 2,954

7. **Employee Benefits Plans (continued)**

Components of net periodic postretirement benefit cost were (in thousands):

	2008	2007	2006
Service cost	**$ 73**	$ 79	$ 71
Interest cost	**172**	172	155
Amortization of transition obligation	**122**	122	122
Amortization of net actuarial loss	**33**	39	27
Net periodic postretirement benefit cost	**$400**	$412	$375

The assumptions used to determine the plan's financial status and postretirement benefit cost:

	2008	2007	2006
Discount rate for funded status	**6.25%**	6.05%	5.75%
Discount rate for postretirement benefit cost	**6.05%**	5.75%	5.50%
Health care cost assumed trend rate for next year	**6.00%**	8.00%	9.00%
Rate that the cost trend rate gradually declines to	**5.50%**	5.50%	5.50%
Year that the rate reaches the rate it is assumed to remain at	**2010**	2010	2010

An increase or decrease in the assumed health care cost trend rate of one percentage point in each future year would affect the accumulated postretirement benefit obligation at December 31, 2008 by approximately $146,000 and the annual postretirement benefit cost by approximately $19,000.

Estimated future benefit payments are $284,000 in 2009, $300,000 in 2010, $282,000 in 2011, $281,000 in 2012, $281,000 in 2013 and a total of $1.3 million from 2014 through 2018.

Since the postretirement benefits other than pension do not cover any benefits after age 65, the Medicare Prescription Drug Act has no impact on the benefits provided under this plan.

The amounts in accumulated other comprehensive income that have not yet been recognized as components of net periodic benefit cost at December 31, 2008, are as follows (in thousands):

	Supplemental Plan	Other Postretirement Benefits
Net loss	$208	$ 562
Net transition obligation		460
Total	$208	$1,022

The amounts in accumulated other comprehensive incomes that are expected to be recognized as components of net periodic benefit cost during 2009 are as follows (in thousands):

	Supplemental Plan	Other Postretirement Benefits
Net loss		$ 19
Net transition obligation		122
Total		$141

7. **Employee Benefits Plans (continued)**

Deferred Compensation

We have a deferred compensation plan, funded with life insurance policies, which permitted certain management employees to defer portions of their compensation and earn a fixed rate of return. No deferrals have been made since 1991. The accrued liabilities relating to this of $1.6 million at December 31, 2008 and $1.7 million as of December 31, 2007 are included in accrued salaries, wages and benefits and other long-term liabilities. The cash surrender value, net of policy loans, is included in other assets. Policy loan interest of $1.7 million, $1.5 million and $1.3 million was charged to interest expense in 2008, 2007 and 2006, respectively.

8. **Restructuring and Related Charges**

In 2008, we recorded restructuring charges for the consolidation of certain manufacturing operations, elimination of certain positions and a voluntary early retirement incentive. A summary of our restructuring activities follows (in thousands):

	Restructuring Charges	Cash Payments	Restructuring Accrual December 31, 2008
Severance and other employee termination cost	**$ 2,143**	**$697**	**$ 1,446**

In addition to the restructuring charges above, in 2008 we recorded approximately $3.6 million in accelerated depreciation expense due to a plant closure and approximately $500,000 in equipment relocation cost for machinery moved to other facilities. At December 31, 2008, the closed facility and idled equipment are recorded as assets held for sale in current assets.

In 2007, we converted a manufacturing facility to a warehouse operation. As a result, we recorded a charge of $3.6 million in 2007, which consisted mainly of higher depreciation expense due to shorter useful lives of machinery and equipment.

9. **Income for Continued Dumping and Subsidy Offset Act (CDSOA)**

We recorded income of $11.5 million, $10.4 million and $4.4 million in 2008, 2007 and 2006, respectively, net of legal expenses, from CDSOA payments and related settlements. These payments came from the case involving Wooden Bedroom Furniture imported from China. The CDSOA provides for distribution of monies collected by U.S. Customs and Border Protection for imports covered by antidumping duty orders entering the United States through September 30, 2007 to qualified domestic producers.

10. **Commitments and Contingencies**

We lease showroom space and certain technology equipment. Rental expenses charged to operations were $2.0 million, $2.7 million and $3.2 million in 2008, 2007 and 2006, respectively. Future minimum lease payments are approximately as follows: 2009 - $717,000, 2010 - $597,000, 2011 - $479,000, 2012 - $472,000 and 2013 - $472,000.

In the normal course of business, we are involved in claims and lawsuits, none of which currently, in management's opinion, will have a material adverse affect on our Consolidated Financial Statements.

11. New Accounting Standards

We adopted FASB Statement No. 157, *Fair Value Measurements* and FASB Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115*, which permits entities to choose to measure many financial instruments and certain other items at fair value. Neither of these statements had an impact on results for 2008. In February 2008, the FASB issued FASB Staff Position FAS 157-2, *Effective Date of FASB Statement No. 157* which delayed the effective date of SFAS No. 157 for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, until January 1, 2009. We have not yet conclusively determined the impact that the implementation of SFAS No. 157 will have on our non-financial assets and liabilities; however we do not anticipate it to significantly impact our consolidated financial statements.

12. Quarterly Results of Operations (Unaudited)

(in thousands, except per share data)

2008 Quarters:	**First**	**Second**	**Third**	**Fourth**
Net Sales	**$62,534**	**$59,148**	**$54,483**	**$50,357**
Gross profit	**10,820**	**9,961**	**4,991**	**6,821**
Net income	**1,049**	**(68)**	**(3,489)(1)**	**6,246(2)(3)**
Net income per share:				
Basic	**$ .10**	**$ (.01)**	**$ (.33)(1)**	**.60(2)(3)**
Diluted	**.10**	**(.01)**	**(.33)(1)**	**.60(2)(3)**
Dividend paid per share	**.10**	**.10**	**.10**	**.10**
2007 Quarters:				
Net Sales	$75,108	$67,722	$73,181	$66,836
Gross profit	13,494	13,640	12,749	7,027
Net income	1,676	(2,376)(4)	1,635	4,967(3)(5)
Net income per share:				
Basic	$ .16	$ .23	$ .16	.48(3)(5)
Diluted	.15	.23	.16	.48(3)(5)
Dividend paid per share	.10	.10	.10	.10

(1) Includes after tax restructuring charge of $2.8 million, or $.27 per share, for the consolidation of manufacturing operations and other restructuring related charges.
(2) Includes after tax restructuring charge of $2.8 million, or $.27 per share, for the consolidation of manufacturing operations and other restructuring related charges.
(3) Continued Dumping and Subsidy Offset Act receipts totaled $9.1 million after tax, or $.88 per share, and $7.0 million after tax, or $.66 per share, for 2008 and 2007 respectively.
(4) Includes pension plan termination charge of $4.5 million after tax, or $.42 per share.
(5) Includes after tax restructuring charge of $2.4 million or $.23 per share, for the conversion of one of our manufacturing facilities to a warehouse operation.

Historical Financial Data

(in thousands, except per share and employee data) — Years Ended December 31,

Income Statement:	**2008**	2007	2006	2005	2004(6)	2003(6)	2002(6)	2001(6)	2000(6)	1999(6)	1998(6)
Net sales	**$ 226,522**	$ 282,847	$ 307,547	$ 333,646	$ 305,815	$ 265,263	$ 243,547	$ 238,292	$ 287,562	$ 268,585	$ 250,875
Cost of sales (1)	**193,929**	235,937	242,679	251,937	230,174	203,410	184,967	185,326	218,969	200,499	190,435
Restructuring charge (2)					-	-	3,548	2,290			
Gross profit	**32,593**	46,910	64,868	81,709	75,641	61,853	55,032	50,676	68,593	68,086	60,440
Selling, general and administrative expenses (3)	**36,441**	39,573	42,139	44,267	40,953	35,637	32,671	30,482	33,656	33,796	32,496
Pension Termination Charge (4)		6,605									
Unusual charge (5)								2,800			
Restructuring charge (2)								733			
Operating income	**(3,848)**	732	22,729	37,442	34,688	26,216	22,361	16,661	34,937	34,290	27,944
Income from Continued Dumping and Subsidy Offset Act, net	**11,485**	10,429	4,419								
Other income (expense)	**308**	265	297	288	188	203	219	(47)	82	(388)	(411)
Interest expense, net	**3,211**	2,679	1,710	1,825	2,343	2,748	3,090	4,007	4,003	3,478	4,164
Income before income taxes	**4,734**	8,747	25,735	35,905	32,533	23,671	19,490	12,607	31,016	30,424	23,369
Income taxes	**998**	2,845	8,954	12,674	11,744	8,521	6,919	4,286	11,476	11,211	8,886
Net income	**$ 3,736**	$ 5,902	$ 16,781	$ 23,231	$ 20,789	$ 15,150	$ 12,571	$ 8,321	$ 19,540	$ 19,213	$ 14,483
Basic earnings per share	**$ 0.36**	$ 0.56	$ 1.44	$ 1.82	$ 1.65	$ 1.20	$ 0.95	$ 0.63	$ 1.38	$ 1.35	$ 1.04
Diluted earnings per share	**$ 0.36**	$ 0.55	$ 1.41	$ 1.77	$ 1.59	$ 1.17	$ 0.93	$ 0.61	$ 1.32	$ 1.24	$ 0.91
Dividends paid per share (7)	**$ 0.40**	$ 0.40	$ 0.32	$ 0.24	$ 0.20	$ 0.10					
Income statement ratios and other data:											
Gross profit as a percent of net sales (1)	**14.4%**	16.6%	21.1%	24.5%	24.7%	23.3%	22.6%	21.3%	23.9%	25.3%	24.1%
Operating income as a percent of net sales	**-1.7%**	0.3%	7.4%	11.2%	11.3%	9.9%	9.2%	7.0%	12.1%	12.8%	11.1%
Net income as a percent of net sales	**1.6%**	2.1%	5.5%	7.0%	6.8%	5.7%	5.2%	3.5%	6.8%	7.2%	5.8%
Income taxes as a percentage of pretax income	**21.1%**	32.5%	34.8%	35.3%	36.1%	36.0%	35.5%	34.0%	37.0%	36.8%	38.0%
Depreciation and amortization (1)	**$ 8,853**	$ 9,054	$ 5,837	$ 5,670	$ 5,622	$ 5,783	$ 7,693	$ 8,455	$ 8,141	$ 6,347	$ 5,775

Balance sheet and other data:	**2008**	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
Cash	**$ 44,013**	$ 31,648	$ 6,269	$ 12,556	$ 7,632	$ 2,509	$ 9,227	$ 1,955	$ 1,825	$ 3,597	$ 6,791
Inventories	**47,344**	58,086	59,364	69,961	73,658	54,638	54,158	49,522	54,423	43,580	46,514
Current maturities of long-term debt	**1,429**	1,428	2,857	2,857	4,257	7,014	6,914	6,839	6,714	5,236	5,136
Working capital (excluding cash and current maturities of LT debt)	**54,475**	61,632	68,624	81,501	85,192	68,960	60,631	56,155	58,648	40,170	42,753
Total assets	**165,871**	173,731	162,678	190,488	188,888	164,203	172,485	163,003	179,206	170,522	154,374
Long-term debt including current maturities	**29,286**	30,714	8,571	11,428	15,685	22,700	29,614	37,053	52,169	38,404	43,539
Stockholders' equity	**103,108**	102,851	109,647	132,749	127,265	102,558	99,687	87,294	79,477	79,573	62,368
Capital expenditures (8)	**2,261**	3,951	4,196	4,986	1,718	1,243	1,037	4,172	6,068	25,566	6,680
Ratio of total debt to total capitalization (9)	**22.1%**	23.0%	7.3%	7.9%	11.0%	18.1%	22.9%	29.8%	39.6%	32.6%	41.1%
Employees	**1,500**	1,800	2,200	2,500	2,600	2,500	2,600	3,050	3,350	3,100	2,875
Stock repurchases:											
Shares		639	1,423	1,057		1,131	317	172	1,739	454	630
Total cost		13,557	33,576	22,993		14,788	3,066	1,973	19,754	4,708	5,553
Closing stock price	**$ 7.90**	$ 12.00	$ 21.45	$ 23.18	$ 22.48	$ 15.75	$ 11.63	$ 11.89	$ 12.06	$ 9.19	$ 9.13

(1) Included in cost of sales in 2008 is $5.9 million pretax ($3.7 of accelerated depreciation) for the consolidation of two facilities into one and other restructuring cost. Included in 2007 is $3.6 million pretax ($3.1 million of accelerated depreciation) for the conversion of a manufacturing facility to a warehouse operation.

(2) We recorded restructuring and related charges in 2002 of $3.5 million and $3.0 million in 2001 for a plant closure.

(3) Included in selling, general and administrative expenses in 2008 is $1.4 million pretax of restructuring charges.

(4) We terminated our defined benefit pension plan in 2007, resulting in a charge to earnings of $6.6 million.

(5) In 2001, we recorded a $2.8 million charge to write off amounts due from a major customer.

(6) Amounts have been retroactively adjusted to reflect the two-for-one stock splits, distributed in the form of a stock dividend, on May 15, 1998 and June 6, 2005.

(7) No dividends were paid on our common stock prior to 2003.

(8) In 1999, we spent $10 million on expansion projects at existing facilities and $15 million to purchase and equip a new facility.

(9) Total capitalization includes total debt and shareholders' equity.

Directors, Officers and Stockholder Information

Directors and Officers

Albert L. Prillaman
Chairman and Chief Executive Officer

Robert G. Culp, III (A.C.N.)
Director
Chairman, Culp, Inc.

Michael P. Haley (A.C.N.)
Director
Executive Chairman, Coach America

T. Scott McIlhenny, Jr. (A.C.N.)
Director
Principal, Northstar Travel Media, LLC

Thomas L. Millner (A.C.N.)
Director
Chief Executive Officer,
Freedom Group of Companies

Douglas I. Payne
Executive Vice President -
Finance and Administration, and Secretary

R. Glenn Prillaman
Executive Vice President -
Marketing and Sales

Stephen A. Bullock
Executive Vice President -
Operations

Committees:
A – Audit
C – Compensation and Benefits
N – Corporate Governance and Nominating

Stockholder Information

Legal Counsel
McGuireWoods LLP
Richmond, VA 23219

Transfer Agent
Continental Stock Transfer & Trust Co.
17 Battery Place, 8th Floor
New York, NY 10004
Tel: 212-509-4000
Fax: 212-509-5150

continentalstock.com

Independent Accountants
PricewaterhouseCoopers LLP
Richmond, VA 23219

Stock Listing
NASDAQ Stock Market - GS
Symbol - **STLY**

Corporate Headquarters
Stanley Furniture Company, Inc.
1641 Fairystone Park Highway
P. O. Box 30
Stanleytown, VA 24168
Tel: 276-627-2010
Email: investor@stanleyfurniture.com

Web site
stanleyfurniture.com

Annual Meeting
April 16, 2009, 11:00 a.m.
Stanley Furniture Company, Inc.
1641 Fairystone Park Highway
Stanleytown, VA 24168

Form 10-K, Other Investor Information
For a free copy of the Annual Report on Form 10-K as filed with the Securities and Exchange Commission or other information about Stanley Furniture Company, please visit our Web site or contact Doug Payne at the above address.


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Our World. Made Better.


SUSTAINABLE FURNISHINGS COUNCIL
FOUNDER

SETTING THE STANDARD IN AMERICAN MANUFACTURING.

At Stanley Furniture, we view improved practices designed to address sustainability as our responsibility as a global citizen.
To learn more about our commitment to preserving our planet,
visit **ourworldmadebetter.com**

Stanley
FURNITURE

Stanley Furniture Co. Inc is a founding member of the Sustainable Furnishings Council. The SFC is a non-profit industry association committed to promoting sustainable practice within the home furnishings industry. To learn more, visit sustainablefurniturecouncil.org.

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This document is printed with vegetable-based inks on 10% post-consumer waste paper. Our paper is certified by the Forest Stewardship Council. Please recycle this when you are finished.

END

1641 Fairystone Park Highway, Stanleytown, VA 24168
276.627.2010 stanleyfurniture.com